

DIVISION OF
CORPORATION FINANCE
MAIL STOP 4628

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

April 29, 2010

Mr. Alex Gong
Chief Financial Officer
China Energy Corporation
No. 57 Xinhua East Street
Hohhot, Inner Mongolia
People's Republic of China

> **Re:** **China Energy Corporation**
> **Form 10-K for the Fiscal Year ended November 30, 2009**
> **Filed March 1, 2010**
> **Form 10-K/A (Draft) for the Fiscal Year ended November 30, 2008**
> **Submitted February 2, 2010**
> **File No. 000-52409**

Dear Mr. Gong:

On February 2, 2010 you submitted a draft amendment to your 2008 annual report to address concerns outlined in our comment letter dated October 30, 2009. And while we have since corresponded with your representative Ms. Ronit Fischer on various remaining concerns, as of the date of this letter these matters remain outstanding and unresolved. We include details of our correspondence below.

We ask that you contact us by telephone upon your receipt of this letter to arrange for your participation in a conference call to discuss your reasons for not taking prompt action to resolve the matters previously discussed, as outlined in this letter. Based on various representations from Ms. Fischer on your behalf, we understand that amendments are needed to both your 2008 and 2009 annual reports. We also require a written response to all of the points over which verbal representations have been made, as summarized in this letter. Your response letter should be submitted on EDGAR.

On March 11, 2010 we advised you through Ms. Fischer of the following additional revisions and requests for clarification, pertaining to the draft amendment to your annual report for the year ended November 30, 2008.

● Add an explanatory note in the forepart of your document to identify the reasons for the amendment and to direct readers to those sections of your filing where further details of the revisions are presented.

● Obtain and file an audit report from your current auditors that is dated in accordance with the reporting guidance in AU §§ 508.08(j) and 530.

● Add disclosure as necessary to clearly identify and differentiate between estimates of *recoverable* and *in-place* mineral reserves.

● Tell us whether the year-end reserve estimate of 8 million tons disclosed on page 8 of your November 30, 2009 report reflects the higher realization achieved as a result of the new mining methods implemented in 2008, and if not address the implications for the amounts of DD&A recorded in 2008 and 2009, and correct the reserve estimate in your filing.

● Add disclosure clarifying whether production is compared to the estimate of *recoverable* reserves rather than *in-place* reserves in computing DD&A, and if you are not using *recoverable* reserves address the implications for the amounts of DD&A recorded in 2008 and 2009.

On March 17, 2010 we were advised by Ms. Fischer that you were ready to proceed with your amendment although you had not addressed the implications of the points pertaining to your computations of DD&A for 2008 and 2009.

On March 24, 2010 we were advised by Ms. Fischer that your reserve estimates were incorrect because they did not reflect the greater recovery achieved from the long-wall mining method implemented in 2008, which according to your disclosures on page 9 of your recent annual report, increased recovery from 40% to 80%. We also asked during that discussion for you to address the following point.

● Submit a schedule reconciling the November 30, 2009 estimate of 8 million tons of recoverable reserves and 2009 production of 566,788 tons disclosed on pages 8 and 9 of the 2009 annual report to the November 30, 2008 estimate of 11.72 million tons of recoverable reserves disclosed on page 9 of the draft amendment.

On April 5, 2010 we were advised by Ms. Fischer that you had recalculated the reserves by factoring in the greater recovery associated with your switch to the long-wall mining method but had not yet evaluated the accounting implications.

On April 21, 2010 we were advised by Ms. Fischer that based on her discussion with your accountants you had in 2009 used proper reserve estimates in calculating DD&A, rather than the incorrect estimates disclosed in your filing. However, it was unclear whether this was also true for 2008. We ask for the balance of your reply.

Given the errors in your reserve reporting it appears that you will need to amend your 2009 report in addition to your 2008 report. If you have not used proper estimates of reserves when computing DD&A for any of the last three fiscal years, we believe that you should also correct your financial statements. If you believe errors are not material and prefer not amending for this reason, you should submit an analysis following the guidance in SAB Topics M and N in support of your position.

Please contact me at (202) 551-3686 to arrange for a conference call to discuss the issues outlined above and your plans to resolve these concerns.

Sincerely,

Karl Hiller
Branch Chief